Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

September 21, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 561 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Magdalene Lam and me during a telephonic discussion on August 30, 2023 with respect to your review of Post-Effective Amendment No. 561 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 14, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Small Cap Core Equity ETF (formerly filed as “Goldman Sachs Small Cap Core ETF”), a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the Fund.

Response: The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit A to this correspondence.

2.

Comment: With respect to the second sentence in the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections, please remove the word “generally” or clarify the Fund’s use of the term.

Response: The Registrant respectfully notes that the word “generally” is intended to convey that the disclosed market capitalization range is not a fixed and conclusive determinant of whether an issuer is considered a “small-cap issuer” for purposes of the Fund’s 80% policy, and the Fund reserves the right to consider an issuer with a market capitalization outside of the range of a “small-cap issuer” or to adjust the range as appropriate. Accordingly, no changes have been made in response to this comment.

3.	Comment: Please disclose the type of environmental, social and governance (“ESG”) criteria the Investment Adviser may consider as part of its fundamental research process.

Response: The Registrant has revised the disclosure under the “Investment Management Approach—Principal Investment Strategies” section to disclose the ESG criteria the Investment Adviser may consider as part of its fundamental research process.

4.

Comment: The Staff notes that, in the “Summary—Principal Investment Strategies” section of the Prospectus, the Fund discloses investments in underlying funds. If the Fund’s “Acquired Fund Fees and Expenses” (“AFFE”) are expected to exceed 0.01% of the average net assets of the Fund, please include AFFE as a separate line item in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed 0.01% of the average net assets of the Fund during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

5.

Comment: Please confirm if the Fund’s fixed income investments are expected to include high yield fixed income securities. If such investments are expected to include high yield fixed income securities:

1.	Please disclose that such investments are speculative and are often referred to as “junk bonds;” and

2.	Please disclose the credit rating below which the Investment Adviser would deem a bond to be high yield.

Response: The Registrant confirms that while the Fund may invest in fixed income investments, including non-investment grade fixed income securities, investing in such securities is not a principal investment strategy of the Fund. In addition, the requested disclosures are currently included under the “Investment Management Approach—Other Investment Practices and Securities” and “Risks of the Fund” sections. Accordingly, no changes have been made in response to this comment.

6.

Comment: Please consider including standalone disclosure on the risks associated with investments in small-capitalization companies, rather than combining them with those associated with mid-capitalization companies in “Mid-Cap and Small-Cap Risk” under the “Summary—Principal Risks of the Fund” section.

Response: The disclosure referenced above has been revised accordingly.

7.

Comment: Please confirm if the Fund will invest in real estate investment trusts (“REITs”) as part of its principal investment strategy and, accordingly, disclose the Fund’s investments in REITs in the “Summary—Principal Investment Strategies” section. Otherwise, please reposition the “Real Estate Investment Trusts (“REITs”) Risk” as an additional risk to the Fund.

Response: The Registrant confirms that the Fund may invest in REITs as part of its principal investment strategy. The Registrant has revised the relevant disclosure under the “Summary—Principal Investment Strategies” section, consistent with this comment, as follows:

“Equity investments may include common stock, preferred stock, warrants and other rights to acquire stock, American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), and global depositary receipts (“GDRs”), real estate investment trusts (“REITs”), underlying funds (including exchange-traded funds (“ETFs”)), and futures, forwards, options and other instruments with similar economic exposures. The Fund may invest in underlying ETFs, exchange-traded products (“ETPs”) and/or money market funds, including those that currently exist or that may become available for investment in the future for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter.”

*  *  *  *  *  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs Small Cap Core Equity ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.80%
Fee Waiver[2]	(0.05)%

Total Annual Fund Operating Expenses After Fee Waiver	0.75%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to waive a portion of its management fee in order to achieve a net management fee rate of 0.75% as an annual percentage for the Fund’s average daily net assets. This arrangement will remain in effect through at least December 29, 2024, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example

1 Year	3 Years
$77	$250